5555 San Felipe Street Houston, TX 77056-2723 Telephone: 713-629-6600
September 15, 2016

Via EDGAR

H. Roger Schwall
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Marathon Oil Company
Form 10-K for Fiscal Year Ended
December 31, 2015
Filed February 25, 2016
File No. 1-05153

Dear Mr. Schwall:

Set forth below is the response from Marathon Oil Corporation ("Marathon Oil") to the comment from the staff of the U.S. Securities and Exchange Commission, dated September 2, 2016, concerning Marathon Oil’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

For your convenience, we have repeated the comment prior to the response. The comment is highlighted in bold.

Form 10-K for Fiscal Year Ended December 31, 2015

Africa, page 9

Libya, page 10

1.
Regarding your Libyan production, you indicate that it remains shut-in through early 2016. “Considerable uncertainty remains around the timing of future production and sales levels. We and our partners in the Waha concessions continue to assess the situation and the condition of our assets in Libya."

You disclose 235 MMBOE (11% of MRO total) of proved reserves (page 111) under “Other Africa” at year-end 2015 as well as 10 MMBOE, 3 MMBOE and zero in production for 2013, 2014, and 2015, respectively. It appears that without access to Es Sider (or another market), your production does not comply with one of the requirements for “Reserves” in Rule 4-10(a)(26) of Regulation S-X, i.e. “…installed means of delivering oil and gas or related substances to market.” Please explain to us why you believe that it is appropriate to claim proved reserves without access to market for your production. Reconcile the “considerable uncertainty” you attribute to future production with the reasonable certainty (Rule 4-10(a)(22)) with which proved oil and gas quantities can be estimated to be economically producible. Explain the assumed date(s) of resumed production you incorporated in the future reserve projections.

Response
At the time of the disclosure in our Form 10-K for the year ended December 31, 2015 (our “10-K”), efforts were underway to resolve issues between Oil Field Facilities Guards at Es Sider/Ras Lanuf terminals and the National Oil Corporation while keeping the Force Majeure in place. The Es Sider Terminal storage tanks provided adequate storage capacity for continuous production operations and sales, and the Zaggut-Es Sider pipeline was in operation throughout 2015. During 2015, a small amount of crude oil was produced weekly to generate fuel gas for field equipment, and it was stored at the tank farm with the expectation of resumption of loading operations. Based on those facts, a plan was developed by Waha Oil Company and presented to the Owner’s Committee in February 2015, and reiterated in September 2015, which would allow the ramp-up of production to restart within one month of the lifting of the Force Majeure. While the exact timing of resumption of production was uncertain at the time of the disclosure in our 10-K, it was much more likely than not that the Force Majeure would be lifted, and production would be restarted in 2017 consistent with our plan.

From the time of our re-entry into Libya in 2006, the political environment was stable until the civil unrest in early 2011. Since 2011, production has been interrupted three times, the latest beginning in December 2014 and continuing to the present. Each of the three times all parties have agreed to Force Majeure under the contract. Following each of the previous two interruptions, Force Majeure was lifted, production resumed, and the concession period was extended as per the contract. Based on these facts, we concluded it was much more likely than not that we would recover the stated volumes. We believe, therefore, that our estimation of proved reserves in our 10-K complies with the requirements of Rule 4-10(a)(26) of Regulation S-X.

On September 14, 2016, Force Majeure was lifted by the National Oil Company. We expect work to begin shortly that will allow for production to resume in a timely manner and that we will receive confirmation of the extension of the concession period. We continue to assess the situation in Libya and the condition of our assets, and continue to believe it is much more likely than not that we have adequate storage capacity for continuous production operations and sales and that the stated volumes will be recovered. If at any time in the future we do not have such reasonable certainty, we will revise our estimates accordingly.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this response letter by electronic confirmation.

Please call the undersigned at 713-629-6600 if you have any questions regarding this letter. In addition, we request that you advise us when the Staff has completed its review of the filing which was the subject of the Staff’s comment.

Very truly yours,

/s/ Gary E. Wilson
Gary E. Wilson
Vice President, Controller and Chief Accounting Officer
Marathon Oil Corporation